1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 11, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KKR Income Opportunities Fund (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-276632 and 811-22543)

Ladies and Gentlemen:

Enclosed for filing on behalf of the Fund, a closed-end management investment company, is Pre-Effective Amendment No.1 to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“Registration Statement”).

This filing is for (i) the registration and issuance of common shares and/or preferred shares of beneficial interest, each with a par value $0.001 per share, of the Fund, subscription rights to purchase common shares of beneficial interest and any follow-on offering in accordance with the Registration Statement (the “Offering”) and (ii) to provide certain items required to be contained in the Registration Statement, including certain exhibits thereto. The approximate date of the proposed Offering will be from time to time after the effective date of the Registration Statement.

*  *  *

Please call William J. Bielefeld at Dechert LLP at 202.261.3386 with any questions or comments regarding this filing or if he may assist you in any way.

Very truly yours,

/s/ William J. Bielefeld
William J. Bielefeld